Exhibit 99.1

O2Micro®

Breathing Life into Mobility

Advanced Solutions for Industry Leaders!

2020 ANNUAL REPORT

NASDAQ:OIIM

www.o2micro.com

cORPORATE INFORMATION

Independent Auditor	Deloitte & Touche
Legal counsel	Morrison & Foerster LLP Palo Alto office 755 Page Mill Road Palo Alto, California 94304 USA	Maples and Calder (Cayman) LLP P.O. Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands
Board of Directors	Executive Directors
Sterling Du (Chairman, Chief Executive Officer)
Chuan Chiung “Perry” Kuo (Chief Financial Officer)
James Elvin Keim (Head of Marketing and Sales)

Independent Non-executive Directors
Michael Austin
Teik Seng Tan
Daniel Lenehan
Lawrence Lai-Fu Lin
Vijay Kumar
Ji Liu

Depositary for American Depositary Receipts	The Bank of New York Mellon Corporation ADR Division One Wall Street, 29th Floor New York, New York 10286 USA

Share Registrar	Maples Fund Services (Cayman) Limited P.O. Box 1093 Boundary Hall, Cricket Square Grand Cayman KY1-1102 Cayman Islands

Corporate Headquarters	Grand Pavilion Commercial Centre, West Bay Road P.O. Box 32331 George Town Grand Cayman KY1-1209 Cayman Islands Phone: (345) 945-1110 Fax: (345) 945-1113

Other Addresses	3118 Patrick Henry Drive Santa Clara, CA 95054 USA Phone: (408) 987-5920 Fax: (408) 987-5929	3rd Floor, 1, Sec 4 Nanjing East Road Taipei, Taiwan 105 Phone: (886) 2-2545-9095 Fax: (886) 2-2547-1721

Registered Office	Maples Corporate Services Limited P.O. Box 309 Ugland House, Grand Cayman KY1-1104 Cayman Islands

CHAIRMAN’S STATEMENT

To Our Shareholders

O2Micro designs, develops, and markets high performance integrated circuits and solutions for manufacturers of products in the consumer electronics, computer, industrial, and automotive markets. Our strategy is focused on building quality products based on our patented proprietary technology.

Fiscal 2020 was an outstanding year. Revenues were $78.3 million, up 28.6% from 2019 and we reported full year GAAP net income of $6.1 million, or $0.21 earnings per share, after reporting a net loss of $5.0 million, or $0.19 loss per share a year ago. This was our best year since 2012. Our performance was driven by strong growth in both our power management and intelligent lighting segments, where we continue to introduce innovative new products that provide our customers with the performance characteristics they are demanding.

Our company logo reads “Breathing Life Into Mobility.” And in 2020 the COVID-19 pandemic thrust mobility into the limelight. Sales of computers, tablets and notebooks benefitted from both the work from home and educate from home phenomenon. High-end TVs and monitors used in gaming systems surged as people stayed at home as did battery managed garden equipment, power tools and vacuum cleaners. Increased hospitalizations precipitated by COVID-19 led to growth in sales of advanced monitors for diagnosis while Travel restraints and social distancing led to a rapid upsurge in the sales of e-bikes.

All of these products rely upon the speed and performance of advanced integrated circuits produced by O2Micro. Our product groups have successfully developed next-generation patented products that appeal to top-tier and brand name OEMs that we now proudly call customers.

Intelligent Lighting

Our intelligent lighting product line enjoyed excellent growth in 2020, the result of our many design wins that include both 4K and 8K TV as well as an expansion of HDR monitors into gaming, medical and industrial applications.

With monitors and TVs getting larger and with higher quality displays, in many cases we now have multiple products into those systems, boosting revenue. In particular, our high-end 4K and 8K monitor local dimming backlight product has enjoyed a strong growth rate. Demand for our high-end backlighting solution is arising not only from the growing number of larger displays, but from the demand for higher quality graphics. Our market scan, local dimming backlight IC continues to win market share as the backlight subsystem is made of thousands of full array LEDs with our local dimming, which creates a higher contrast ratio, providing more light when the brightness is necessary and darker where darkness is demanded. It also eliminates blur, which is particularly useful in high end gaming systems. For example, the SONY 85-inch high-end 8K HDR LCD TV with Extended Dynamic Range comes with multiple arrays of our precision local dimming control ICs to provide many times the balancing-brightness of our competitors.

While we have a leading position in higher end products for TVs and monitors, we also continue to expand design activity in lower end TV and monitor products using our patented backlighting products with integrated MOSFETs. This market positioning is expected to enable our ongoing growth.

Mini LED is an emerging advanced technology. In mini-LED, the same local DME unit area could deploy 100 times more mini-LED units compared to a conventional LED packaged die, achieving much finer resolution with a much higher contrast ratio. We see this first deployment happening in the tablet or smaller-sized professional monitor later in 2021 and as mini-LED costs start to come down, more widespread adoption will follow.

Our new market scan LED backlight ICs for LCD displays is also effective for mini-LED local dimming. Market scan reduces motion blur and the so-called “halo effect” which improves the viewing experience on a monitor displaying fast moving objects. This enables finer resolution with a much higher contrast ratio. The ASP for these products is also significantly higher than that of many of our other products.

Our intelligent lighting R&D efforts in the industrial and automotive lighting have enabled ongoing process and design wins. This includes advanced products for robotics and autonomous driving applications where we are seeing good product acceptance. While these design wins take longer to generate revenue, we believe this will help enable long-term growth of our intelligent lighting Group.

Power Management Systems

Our battery management product line also saw excellent year-over-year growth, driven by the expansion of our design wins with major OEMs and power tools, e-bikes, e-vehicles, vacuum cleaners, garden tools and energy storage systems. As the cost of lithium-ion continues to decrease, the market has dramatically expanded and accelerated the movement away from the traditional power cords to battery managed products. And, with the European Union having banned the use of nickel cadmium batteries, the demand for cordless products powered by lithium-ion batteries is likely to increase. For instance, the power tool market is project to grow from the $30 billion in 2020 to the $36.9 billion by 2025.

Design wins in battery management continue and battery-operated tools and appliances continue to grow all the way from vacuums to chain saws to ebikes with no sign of abating. Our battery management products include ARM-based microcontroller technology for market applications where some of our existing customers need more sophisticated battery management. We continue to file key battery management patent claims for our new products to protect both our company and our customers' market positions. This has enabled us to engage with higher end customers, including those in the rapidly growing energy storage market.

We also see more and more cells getting stacked together in many markets from e-bikes to vacuum cleaners, for instance. In the garden tool area, you are beginning to see battery-powered lawnmowers and garden tractors, and these require quite sophisticated battery management. As batteries power larger products, we are increasingly selling higher voltage, higher ASP items. For example, going from ebikes to evehicles, requires larger batteries, which generate a higher ASP per battery pack.

Our major customer list continues to grow and includes Bissell, Black & Decker, Dyson, Electrolux, Lexy, LG, Makita, Murata, Panasonic, Philips, Samsung, Sharp and TI.

One of the areas where there is very significant growth is e-bikes. Due to COVID-19, many countries and major cities are limiting their downturn car traffic, which is driving the rapid adoption of e-bikes. So, this supports an opportunity to grow the battery management segment at a possibly higher pace than last year.

With lithium-ion battery prices going down and energy density increasing, battery management ICs will require higher voltage resolution, current sensing, and more accurate temperature measurement. Our analog front end battery management units were designed with a 14-bit high-accuracy A/D converter as mentioned, and that could meet customer needs. In some cases, we could reach 15 million millivolt resolution performance, which is currently well beyond customer expectations.

Also, we are continuing to invest in our testers to enhance our testing capacity to support our special ICs, especially those which require more testing time.

A Promising Future

We have been a supplier to the internal display systems inside the automobile for almost 15 years, which provides an entire to the emerging EV market. Future vehicles, whether electrical or not, will be equipped with an increasing array of sensors. And each sensor will need an IC power supply. These require that you provide high DC current without any energy drawback. So, the accuracy of the current supplied to this array of sensors is critical. While this is a longer-term project, we are working on opportunities to power the multiple different sensors for the future vehicle, having already developed prototyping available for evaluation.

As we continue to move forward in the battery management industry, we are leveraging these strong customer relationships. For instance, at Panasonic we have already been supplying into some of their areas like vacuum cleaners. But we are using that foundation to move upstream into energy storage systems. This provides another, higher platform to once again move up, this time into their automotive segment.

Summary and Conclusion

Before concluding, I want to recognize the dedicated effort of our employees, who worked thru COVID-19 obstacles to keep product flowing from wafer fabs to assembly to test and ultimately to shipment to our customers.

We continue to grow the business despite the challenges posed by the global pandemic. We are optimistic our focus on high margin, high-performance business as well as operating expense management provides a stable foundation for long term growth. While the dynamic risk factor of the market, COVID-19, and international trade issues remain uncertainties, we are dedicated to achieving the best return for shareholder. We always keep the shareholder’s best interest in mind.

Sterling Du

Chairman of the Board

Chief Executive Officer

O2Micro International Limited and Subsidiaries

Consolidated Financial Statements as of

December 31, 2020 and 2019 and for the Years Ended December 31, 2020, 2019 and 2018, and

Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of O2Micro International Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the result of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of FASB Accounting Standards Codification (“ASC”) Topic 842, Leases.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Inventories - Provisions for Obsolete Inventories - Refer to Notes 2 and 6 to the financial statements

Critical Audit Matter Description

The Company’s inventories are stated at the lower of standard cost or net realizable value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in first-out basis. Because of the cyclicality of the market, inventory levels, obsolescence of technology and product life cycles, provisions for obsolete inventories are recognized based upon backlog, forecasted product demand and historical sales levels. Actual product demand may be significantly different than in the past or forecasted by the Company, which could have a material adverse effect on the Company’s inventories and cost of revenues. The provisions for obsolete inventories was $6,629 thousand as of December 31, 2020.

We identified the provisions for obsolete inventories as a critical audit matter because of significant judgements made by the management related to forecasted product demand, which include assumptions of future market and economic conditions. This required a high degree of auditor’s judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of the provisions for obsolete inventories.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to forecasted product demand in determining the provisions for obsolete inventories included the following, among others:

•	We obtained an understanding of the Company’s methodology for determining the provisions for obsolete inventories, including the process for developing forecasted product demand.

•	We tested the effectiveness of controls over the Company’s provisions for obsolete inventories, including controls over forecasting product demand.

•	We tested the accuracy and completeness of the underlying data management used in forecasting product demand when determining the provisions for obsolete inventories by performing the following:

–	We performed peer analysis and industry analysis to evaluate the reasonableness of the trend of the forecasted product demand.

–	We performed corroborating inquiries with the personnel responsible for sales forecasting to evaluate the reasonableness of the product demand forecasts.

•	We evaluated the reasonableness of the Company’s methodology for determining the provisions for obsolete inventories by performing the following:

–	We compared the inventory level to forecasted product demand, historical sales, and subsequent sales.

–	We tested the mathematical accuracy of management’s calculations.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

May 17, 2021

We have served as the Company’s auditor since 1998.

FINANCIAL HIGHLIGHTS

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	December 31
ASSETS	2020	2019

CURRENT ASSETS
Cash and cash equivalents (notes 3 and 4)	$18,752	$10,696
Restricted cash	37	35
Short-term investments (notes 3 and 5)	29,054	35,693
Accounts receivable, net	16,430	10,335
Inventories (note 6)	12,588	8,796
Prepaid expenses and other current assets (note 7)	2,548	1,295
Total current assets	79,409	66,850

LONG-TERM INVESTMENTS (notes 3 and 8)	992	4,172

PROPERTY AND EQUIPMENT, NET (notes 9 and 10)	17,266	15,551

OTHER ASSETS (note 11)	4,369	2,426

TOTAL ASSETS	$102,036	$88,999

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$7,995	$4,867
Income tax payable	272	611
Lease liabilities (note 10)	865	827
Accrued expenses and other current liabilities (note 12)	5,934	4,839
Total current liabilities	15,066	11,144

LONG-TERM LIABILITIES
Accrued pension liabilities (note 14)	177	214
Deferred income tax liabilities (note 13)	545	589
Lease liabilities (note 10)	2,091	1,932
Other liabilities	68	65
Total long-term liabilities	2,881	2,800

Total liabilities	17,947	13,944

COMMITMENTS AND CONTINGENCIES (notes 17 and 18)

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share; Authorized – 250,000,000 shares;	-	-
Ordinary shares at $0.00002 par value per share; Authorized – 4,750,000,000 shares; Issued – 1,669,036,600 shares as of December 31, 2020 and 2019 Outstanding – 1,361,886,000 and 1,314,798,600 shares as of December 31, 2020 and 2019, respectively	33	33
Additional paid-in capital	143,422	143,484
Accumulated deficits	(46,744)	(51,773)
Accumulated other comprehensive income	5,740	4,654
Treasury stock – 307,150,600 and 354,238,000 shares as of December 31, 2020 and 2019, respectively	(18,362)	(21,343)

Total shareholders’ equity	84,089	75,055

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$102,036	$88,999

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2020	2019	2018

OPERATING REVENUES	$78,335	$60,928	$62,714

COST OF REVENUES	37,951	28,960	30,741

GROSS PROFIT	40,384	31,968	31,973

OPERATING EXPENSES
Research and development (a)	17,119	19,065	19,766
Selling, general and administrative (a)	17,742	19,286	20,332

Total operating expenses	34,861	38,351	40,098

INCOME (LOSS) FROM OPERATIONS	5,523	(6,383)	(8,125)

NON-OPERATING INCOME
Interest income	506	543	369
Foreign exchange (loss) gain, net	(238)	(162)	108
Net (loss) gain recognized on long-term investments (note 8)	(79)	788	9,916
Gain on sale of real estate (note 9)	-	500	-
Government grants	817	204	252
Other, net	535	642	709

Total non-operating income	1,541	2,515	11,354

INCOME (LOSS) BEFORE INCOME TAX	7,064	(3,868)	3,229

INCOME TAX EXPENSE (note 13)	937	1,171	1,141

NET INCOME (LOSS)	6,127	(5,039)	2,088

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX
Foreign currency translation adjustments	1,082	(85)	(677)
Unrealized pension gain	4	65	14

Total other comprehensive income (loss)	1,086	(20)	(663)

COMPREHENSIVE INCOME (LOSS)	$7,213	$(5,059)	$1,425

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2020	2019	2018

EARNINGS (LOSS) PER SHARE (note 16)
Basic	$-	$-	$-
Diluted	$-	$-	$-

NUMBER OF SHARES USED IN EARNINGS (LOSS) PER SHARE CALCULATION:
Basic (in thousands)	1,348,899	1,316,032	1,300,795
Diluted (in thousands)	1,436,208	1,316,032	1,330,822

(a) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$293	$272	$241
Selling, general and administrative	$1,121	$1,190	$1,180

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In Thousand US Dollars, Except Share Data)

					Accumulated Other Comprehensive Income
			Additional		Cumulative	Unrealized
	Ordinary Shares		Paid–in	Accumulated	Translation	Pension		Treasury	Shareholders’
	Shares	Amount	Capital	Deficits	Adjustment	Gain (Loss)	Total	Stock	Equity

BALANCE, JANUARY 1, 2018	1,669,036,600	$33	$142,946	$(47,517)	$5,528	$(191)	$5,337	$(24,244)	$76,555

Issuance of:
Shares for exercise of stock options	346,550	-	10	-	-	-	-	-	10
Shares for Employee Stock Purchase Plan	3,307,950	-	86	-	-	-	-	-	86
Shares vested under restricted share units	25,588,950	1	(1)	-	-	-	-	-	-
Acquisition of treasury stock – 14,580,800 shares	-	-	-	-	-	-	-	(451)	(451)
Treasury stock reissued for:
Exercise of stock options	(346,550)	-	(19)	(2)	-	-	-	21	-
Employee Stock Purchase Plan	(3,307,950)	-	(88)	(118)	-	-	-	206	-
Restricted share units	(25,588,950)	(1)	(1,240)	(363)	-	-	-	1,604	-
Stock-based compensation	-	-	1,421	-	-	-	-	-	1,421
Net income for 2018	-	-	-	2,088	-	-	-	-	2,088
Pension gain	-	-	-	-	-	14	14	-	14
Foreign currency translation adjustments	-	-	-	-	(677)	-	(677)	-	(677)

BALANCE, DECEMBER 31, 2018	1,669,036,600	33	143,115	(45,912)	4,851	(177)	4,674	(22,864)	79,046

Issuance of:
Shares for exercise of stock options	256,900	-	7	-	-	-	-	-	7
Shares for Employee Stock Purchase Plan	4,264,200	-	109	-	-	-	-	-	109
Shares vested under restricted share units	28,661,400	1	(1)	-	-	-	-	-	-
Acquisition of treasury stock – 17,192,650 shares	-	-	-	-	-	-	-	(510)	(510)
Treasury stock reissued for:
Exercise of stock options	(256,900)	-	(16)	-	-	-	-	16	-
Employee Stock Purchase Plan	(4,264,200)	-	(122)	(136)	-	-	-	258	-
Restricted share units	(28,661,400)	(1)	(1,070)	(686)	-	-	-	1,757	-
Stock-based compensation	-	-	1,462	-	-	-	-	-	1,462
Net loss for 2019	-	-	-	(5,039)	-	-	-	-	(5,039)
Pension gain	-	-	-	-	-	65	65	-	65
Foreign currency translation adjustments	-	-	-	-	(85)	-	(85)	-	(85)

BALANCE, DECEMBER 31, 2019	1,669,036,600	33	143,484	(51,773)	4,766	(112)	4,654	(21,343)	75,055

Issuance of:
Shares for exercise of stock options	10,907,100	-	476	-	-	-	-	-	476
Shares for Employee Stock Purchase Plan	2,485,400	-	78	-	-	-	-	-	78
Shares vested under restricted share units	38,713,500	1	(1)	-	-	-	-	-	-
Acquisition of treasury stock –5,018,600 shares	-	-	-	-	-	-	-	(146)	(146)
Treasury stock reissued for:
Exercise of stock options	(10,907,100)	-	(634)	(18)	-	-	-	652	-
Employee Stock Purchase Plan	(2,485,400)	-	(78)	(72)	-	-	-	149	(1)
Restricted share units	(38,713,500)	(1)	(1,317)	(1,008)	-	-	-	2,326	-
Stock-based compensation	-	-	1,414	-	-	-	-	-	1,414
Net income for 2020	-	-	-	6,127	-	-	-	-	6,127
Pension gain	-	-	-	-	-	4	4	-	4
Foreign currency translation adjustments	-	-	-	-	1,082	-	1,082	-	1,082

BALANCE, DECEMBER 31, 2020	1,669,036,600	$33	$143,422	$(46,744)	$5,848	$(108)	$5,740	$(18,362)	$84,089

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand US Dollars)

	Years Ended December 31
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$6,127	$(5,039)	$2,088
Adjustments to reconcile net income (loss) to net cash (used in) generated from operating activities:
Depreciation and amortization	3,225	1,780	1,641
Stock-based compensation	1,414	1,462	1,421
Other income – government grants	(817)	(204)	(252)
Provisions for obsolete inventories	405	1,359	1,328
Net loss (gain) recognized on long-term investments	79	(788)	(9,916)
Gain on sale of real estate	-	(500)	-
(Gain) loss on disposal of property and equipment, net	(189)	2	(6)
Deferred income taxes	(5)	(133)	(155)
Changes in operating assets and liabilities:
Accounts receivable, net	(6,095)	1,053	(2,204)
Inventories	(4,197)	133	(2,286)
Prepaid expenses and other current assets	(1,276)	981	(1,031)
Deferred charges	(3,836)	(571)	(983)
Operating lease right-of-use assets	(169)	(1,477)	-
Notes and accounts payable	3,128	285	2,122
Income tax payable	(339)	198	72
Government grants	817	204	252
Accrued expenses and other current liabilities	808	661	(105)
Operating lease liabilities	197	1,494	-
Accrued pension liabilities	(33)	(42)	(20)
Other liabilities	3	3	(1)

Net cash (used in) generated from operating activities	(753)	861	(8,035)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of:
Short-term investments	(4,491)	(34,649)	(11,197)
Property and equipment	(2,476)	(1,672)	(1,272)
(Increase) decrease in other assets	(47)	6	(12)
Proceeds from:
Cash received on maturity of short-term investments	11,418	4,953	22,540
Disposal of long-term investments	3,124	7,061	2,582
Sale of real estate	-	2,169	-
Disposal of property and equipment	331	1	16

Net cash provided by (used in) investing activities	7,859	(22,131)	12,657

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of treasury stock	(146)	(510)	(451)
Proceeds from:
Exercise of stock options	476	7	10
Issuance of ordinary shares under the Employee Stock Purchase Plan	77	109	86

Net cash provided by (used in) financing activities	407	(394)	(355)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand US Dollars)

	Years Ended December 31
	2020	2019	2018

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	$545	$(53)	$(374)

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	8,058	(21,717)	3,893

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF THE YEAR	10,731	32,448	28,555

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE YEAR	$18,789	$10,731	$32,448

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for tax	$1,223	$1,171	$1,218

The accompanying notes are an integral part of the consolidated financial statements. (Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars Unless Otherwise Noted)

1.	GENERAL

Business

O2Micro, Inc. was incorporated in the state of California in the United States of America on March 29, 1995. In March 1997, O2Micro International Limited (the “Company”) was incorporated in the Cayman Islands and all authorized and outstanding common stock, preferred stock, and stock options of O2Micro, Inc. were exchanged for the Company’s ordinary shares, preference shares, and stock options with identical rights and preferences. O2Micro, Inc. became the Company’s subsidiary after the share exchange. The Company designs, develops and markets innovative power management components for the computer, consumer, industrial, automotive and communications markets.

The Company’s ordinary shares (“Shares”) were initially listed on The NASDAQ National Market (“NASDAQ”) on August 23, 2000, and on the Cayman Islands Stock Exchange on February 1, 2001. At the Extraordinary General Meeting of Shareholders (“EGM”) held on November 14, 2005, the shareholders approved a public global offering of the Company’s Shares and various matters related to the offering. Following the approval of these matters, the Company ceased trading its Shares on the NASDAQ, effected a 50-for-1 share split of Shares, created an American depositary share (“ADS”) program for the ADSs to be quoted on the NASDAQ, and delisted the Shares from the NASDAQ on November 25, 2005. The Company commenced trading of ADSs on the NASDAQ on November 28, 2005.

The Company has incorporated various wholly owned subsidiaries in the past, including, among others, O2Micro Electronics, Inc. (“O2Micro-Taiwan”), O2Micro International Japan Ltd. (“O2Micro-Japan”), O2Micro Korea Limited (“O2Micro-Korea”) and O2Micro (China) Co., Ltd. (“O2Micro-China”). O2Micro-Taiwan is engaged in operations and sales support services. O2Micro-Japan and O2Micro-Korea are engaged in sales support services. O2Micro-China and other subsidiaries are mostly engaged in research and development services.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Significant accounting estimates reflected in the Company’s consolidated financial statements include valuation allowance for deferred income tax assets, allowance for doubtful accounts, impairment of long-term investments, inventory valuation, useful lives for property and equipment, impairment of long-lived assets, pension and uncertain tax liabilities, and contingencies.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, restricted cash, short-term investments and accounts receivable. Cash is deposited with high credit quality financial institutions. For cash equivalents, restricted cash and short-term investments, the Company invests primarily in time deposits at the banks with good credit rating. For accounts receivable, the Company performs ongoing credit evaluations of its customers’ financial condition and the Company maintains an allowance for doubtful accounts based upon a review of the expected collectability of individual accounts.

For the year ended December 31, 2020, operating revenue generated from two customers accounted for 14% and 11%, respectively, of the total; accounts receivable from these two customers accounted for 9% and 19%, respectively, of the total as of December 31, 2020. For the year ended December 31, 2019, operating revenue generated from two customers accounted for 14% and 12%, respectively, of the total; accounts receivable from these two customers accounted for 13% and 21%, respectively, of the total as of December 31, 2019.

Additionally, for the year ended December 31, 2020, four vendors accounted for 32%, 19%, 11% and 10% of the Company’s cost of goods sold, respectively; accounts payable from these four vendors accounted for 18%, 23%, 18%, and 12% respectively, of the total as of December 31, 2020. For the year ended December 31, 2019, two vendors accounted for 34% and 19% of the Company’s cost of goods sold, respectively; accounts payable from these two vendors accounted for 23% and 32%, respectively, of the total as of December 31, 2019.

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, long-term investments, accounts receivable and notes and accounts payable. The carrying amounts approximate the fair value due to the short-term maturity of those instruments. Long-term investments in public company equity securities are measured using the quoted market prices. Long-term investments in private company equity securities are measured at cost with adjustments for observable changes in price or impairments.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of not more than three months when purchased to be cash equivalents. Investments with maturities of more than three months are classified as short-term investments.

Restricted Cash

The Company classifies deposits made for customs and cash pledged to a bank for the issuance of letters of credit as restricted cash. The deposits are classified as current assets when restricted cash is within a twelve-month period from the balance sheet date.

Short-term investments

Short-term investment primarily comprises of the time deposits with original maturities between three months and one year. The carrying amounts approximate the fair value due to the short-term maturity of these time deposits.

Inventories

Inventories are stated at the lower of standard cost or net realizable value. The cost of inventories comprises cost of purchasing raw materials and where applicable, those overheads incurred in bringing the inventories to their present location and condition. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in, first-out basis. The Company assesses its inventory for estimated obsolescence or unmarketable inventory based upon management’s assumptions about future demand and market conditions and writes down inventory as needed.

Long-term Investments

Long-term investments in listed companies over which the Company does not exercise significant influence are recorded at fair value, and any changes in fair value are recognized in net income.

Long-term investments, including non-marketable equity investments and interests in venture capital funds, are measured at cost with adjustments for observable changes in price or impairments because those investments in equity securities do not have readily determinable fair value.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Major additions and betterments are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is computed on a straight-line basis over estimated service lives that range as follows: buildings - 35 to 50 years, equipment - 3 to 7 years, furniture and fixtures - 3 to 7 years, leasehold improvements - the shorter of the estimated useful life or the lease term, which is 2 to 5 years, and transportation equipment - 5 years.

Leases

On January 1, 2019, the Company adopted Accounting Standards Codification (“ASC”) Topic 842, “Leases”, using the modified retrospective transition method applied to contracts that were not complete as of the adoption date. Consolidated financial results for reporting periods beginning after January 1, 2019 are presented under ASC Topic 842, while prior period amounts continue to be reported in accordance with ASC Topic 840, “Leases”.

Under ASC 842, the Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease ROU assets, current lease liabilities, and noncurrent lease liabilities in the Company’s consolidated balance sheets. ROU assets are included in the account of property and equipment, net. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. The Company’s lease terms do not include options to extend or terminate leases unless the Company is reasonably certain that it will exercise those options. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Payments for leases of low-value assets under the Company’s capitalization policy and short-term leases with a lease term less than 12 months are recognized as expenses on a straight-line basis during the lease term for which the recognition exemption is applied.

Under ASC 840, operating lease payments are recognized as expenses on a straight-line basis over the lease term.

For lease arrangements where the Company is the lessor, the Company recognizes lease income from operating leases on a straight-line basis over the lease term which is consistent under both ASC 842 and ASC840.

Long-lived Asset Impairment

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from the asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of the carrying value over the fair value of the long-lived asset is recognized. Fair value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate.

Treasury Stock

The Company may retire ordinary shares repurchased under a share repurchase plan. Accordingly, upon retirement the excess of the purchase price over par value is allocated between additional paid-in capital and retained earnings based on the average issuance price of the shares repurchased. The Company may also determine not to retire ordinary shares repurchased for the purpose of reissuing them upon exercise of stock option, Employee Stock Purchase Plan, and release of restricted stock units (“RSUs”). The reissue cost of shares repurchased is determined by the moving average method. A repurchase of ADS is recorded as treasury stock when the Company completes the withdrawal of the underlying ordinary shares from the ADS program.

Revenue Recognition

Product Sales

The Company generates revenue primarily from product sales, either directly to a customer or through a distributor. In determining whether a contract exists, the Company evaluates the terms of the arrangement including rights, obligations and payment term, the relationship with the customer or distributor and their ability to pay.

At contract inception, the Company assesses the goods and shipping services promised in its contracts with customers and identifies a single performance obligation that the Company satisfies at a point in time. The Company recognizes product revenue from direct end customers and distributors and when the following events have occurred: (a) the Company has transferred physical possession of the products, (b) the Company has a present right to payment, (c) the customer has legal title to the products, and (d) the customer bears significant risks and rewards of ownership of the products. In accordance with the shipping terms specified in the contracts, these criteria are generally met when the products are shipped from the Company’s vendors (such as the “Ex Works” shipping term) or delivered to the customers’ locations (such as the “Delivered Duty Paid” shipping term). Payment for sales to customers is generally due on standard commercial terms.

The revenue recognized is adjusted based on an analysis of historical data and contractual terms. These adjustments, which are not material, generally include adjustments for pricing arrangements, product returns and incentives.

Licensing revenue

The Company recognizes licensing revenues when the Company satisfies a performance obligation by transferring a promised service (that is, an asset) to a customer. An asset is transferred when the customer obtains control of that asset.

In addition, the Company records allowances for accounts receivable that it estimates may not be collected. The Company monitors collectability of accounts receivable primarily through review of accounts receivable aging. When collection is at risk, the Company assesses the impact on amounts recorded for bad debts and, if necessary, records a charge in the period such evaluation is made.

Freight Costs

Costs of shipping and handling for delivery of the Company’s products that are reimbursed by customers are included as revenue in the consolidated statements of operations and comprehensive income. Shipping and handling costs are charged to cost of revenues as incurred.

Research and Development

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge and intellectual property that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditures incurred for the design and testing of product alternatives or construction of prototypes. All expenditures related to research and development activities of the Company are charged to operating expenses when incurred.

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred at the amount of $963,000, $882,000, and $922,000 in 2020, 2019, and 2018, respectively; of which, advertising expenses amounted to $198,000, $261,000, and $287,000 in 2020, 2019 and 2018, respectively.

Pension Costs

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ pension accounts. For employees under defined benefit pension plans, pension costs are recorded based on the actuarial calculation.

Government Grants

Government grants received by the Company to assist with specific research and development activities are recognized as non-operating income. If the Company has an obligation to repay any of the funds provided by government grants regardless of the outcome of the research and development, the Company estimates that obligation and recognizes the amount as a liability.

On March 27, 2020, the U.S. federal government enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), which includes provision for a Paycheck Protection Program (“PPP”) administered by the U.S. Small Business Administration (“SBA”). The PPP allows qualifying businesses to borrow up to $10 million calculated based on qualifying payroll costs. The loan is guaranteed by the federal government and does not require collateral. On May 6, 2020, the Company entered into a PPP Loan with Union Bank, pursuant to the PPP under CARES for $604,000. The PPP Loan funds were received on May 6, 2020. The PPP Loan contains events of default and other provisions customary for a loan of this type. The PPP provides that (1) the use of PPP Loan amount shall be limited to certain qualifying expenses, (2) 100 percent of the principal amount of the loan is guaranteed by the SBA and (3) an amount up to the full principal amount plus accrued interest may qualify for loan forgiveness in accordance with the terms of CARES. The Company was in full compliance with all covenants with respect to the PPP Loan and used the full proceeds of the PPP Loan in accordance with the provisions of CARES. The Company submitted the PPP Loan Forgiveness Application and Union Bank has approved the forgiveness amount requested in the application in November 2020. In December 2020, Union Bank has received the payment from SBA, and the Company then accounted for the PPP Loan as an in-substance government grant and represent PPP loan income as other income.

Income Tax

The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the relevant years. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. The Company believes that uncertainty exists regarding the realizability of certain deferred income tax assets and, accordingly, has established a valuation allowance for those deferred income tax assets to the extent the realizability is not deemed to be more likely than not. Deferred income tax assets and liabilities are measured using enacted tax rates.

The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained in a dispute with taxing authorities, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement, if any.

Stock-based Compensation

The Company grants stock options to its employees and certain non-employees and estimates the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods. The Company has elected to use the Black-Scholes option pricing model to determine the fair value of stock options on the date of grant. The Company also grants RSUs to its employees and the RSUs are measured based on the fair market value of the underlying stock on the date of grant.

Foreign Currency Transactions

The functional currency is the local currency of the respective entities. Foreign currency transactions are recorded at the rate of exchange in effect when the transaction occurs. Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into the entities’ functional currency, or when foreign currency receivable and payable are settled, are credited or charged to income in the period of conversion or settlement. At year-end, the balances of foreign currency monetary assets and liabilities are recorded based on prevailing exchange rates and any resulting gains or losses are credited or charged to non-operating income or loss.

Translation of Foreign Currency Financial Statements

The reporting currency of the Company is the US dollar. Accordingly, the financial statements of the foreign subsidiaries are translated into US dollars at the following exchange rates: assets and liabilities - current rate on balance sheet date; shareholders’ equity - historical rate; income and expenses - weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

Comprehensive Income (Loss)

Comprehensive income (loss) represents net income (loss) plus the results of certain changes in shareholders’ equity during a period from non-owner sources.

Recently adopted accounting pronouncements

On January 1, 2019, the Company adopted ASC Topic 842, “Leases”, using the modified retrospective transition method applied to contracts that were not complete as of the adoption date. Consolidated financial results for reporting periods beginning after January 1, 2019 are presented under ASC Topic 842, while prior period amounts continue to be reported in accordance with ASC Topic 840, “Leases”.

The adoption of the new standard resulted in the recognition of $1,265,000 of lease liabilities with corresponding lease assets on January 1, 2019. The standard did not materially impact the Company’s results of operations and had no impact on cash flows.

On January 1, 2020, the Company adopted the amendment on the impairment of financial instruments that are not measured at fair value through profit and loss. The amendment introduces a current expected credit loss ("CECL") model based on expected losses rather than incurred losses to estimate credit losses on financial instruments measured at amortized cost and requires a broader range of reasonable and supportable information to estimate expected credit loss. In addition, under the amendment, an entity recognizes an allowance for expected credit losses on financial instruments measured at amortized cost and available-for-sale debt securities rather than the current methodology of delaying recognition of credit losses until it is probable a loss has been incurred. The adoption of the amendments did not have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

In March 2020, the FASB issued an accounting update which provides optional expedients and exceptions to applying the guidance on contract, hedging relationships, and other transactions, to simplify the accounting for transitioning from the London Interbank Offered Rate (“LIBOR”) or another reference rates expected to be discontinued because of reference rate reform, to alternative reference rates. This amendment is effective for all entities upon its issuance; if elected, it is to be applied prospectively through December 31, 2022. The adoption of this amendment did not have a material impact on the Company’s results of operations, financial position, cash flow or financial statement disclosures.

Recently issued accounting pronouncements not yet adopted

In December 2019, the FASB issued an accounting update which eliminated certain exceptions to the general principles in ASC 740, such as recognizing deferred taxes for equity investments, the incremental approach to performing intra-period tax allocation, and calculating income taxes in interim periods. The standard also simplified income tax accounting for franchise taxes that are partially based on income, transactions with a government that result in a step-up in the tax basis of goodwill, separate financial statements of legal entities that are not subject to tax, and enacted changes in tax laws in interim period. This amendment is effective for fiscal years beginning after December 15, 2020. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow or financial statement disclosures.

3.	FAIR VALUE MEASUREMENTS

The Company measures its cash equivalents and marketable securities at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company also determines the fair value of long-term investments and long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 –	Observable inputs such as quoted prices for identical instruments in active markets;
Level 2 –	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;
Level 3 –	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value on recurring and nonrecurring bases were as follows:

(In Thousands)

	Fair Value Measurements at the End of the Reporting Period
	Level 1	Level 2	Level 3	Total	Total Losses
Items measured at fair value on a recurring basis on December 31, 2020

Cash and cash equivalents
Money market funds	$-	$171	$-	$171

Short-term investments
Time deposits with original maturity of more than 3 months but less than 12 months	$29,054	$-	$-	$29,054

Items measured at fair value on a recurring basis on December 31, 2019

Cash and cash equivalents
Money market funds	$-	$169	$-	$169

Short-term investments
Time deposits with original maturity of more than 3 months but less than 12 months	$35,693	$-	$-	$35,693

Long-term investments
Excelliance MOS Co., Ltd (“EMC”)	$3,180	$-	$-	$3,180

	Level 1	Level 2	Level 3	Total	Total Losses
Items measured at fair value on a nonrecurring basis on December 31, 2020

Long-term investments
Sigurd Microelectronics (Cayman) Co., Ltd. (“Sigurd Cayman”)	$-	$-	$992	$992	$-

Items measured at fair value on a nonrecurring basis on December 31, 2019

Long-term investments
Philip Ventures Enterprise Fund (“PVEF”)	$-	$-	$-	$-	$(30)
Sigurd Cayman	-	-	992	992	-

	$-	$-	$992	$992	$(30)

The fair value estimates in the money market funds are based on observable market information rather than market quotes. Accordingly, the estimates of fair value for cash and cash equivalents were determined based on Level 2 inputs on December 31, 2020 and 2019, respectively.

4.	CASH AND CASH EQUIVALENTS

(In Thousands)

	December 31
	2020	2019

Time deposits	$6,513	$3,080
Savings and checking accounts	12,045	7,434
Money market funds	171	169
Petty cash	23	13

Total	$18,752	$10,696

5.	SHORT-TERM INVESTMENTS

(In Thousands)

	December 31
	2020	2019

Time deposits with original maturity of more than 3 months but less than 12 months	$29,054	$35,693

6.	INVENTORIES

(In Thousands)

	December 31
	2020	2019

Finished goods	$6,328	$5,016
Work-in-process	6,108	3,143
Raw materials	6,781	7,269
Provisions for obsolete inventories	(6,629)	(6,632)

Total	$12,588	$8,796

The Company periodically evaluates inventory and establishes provisions for obsolescence, excess quantities, slow-moving goods, and for other impairment of value. The following table shows the movement of provisions for obsolete inventories.

(In Thousands)

	Years Ended December 31
	2020	2019	2018

Balance at beginning of year	$6,632	$6,597	$5,664
Charge to cost and expenses	405	1,359	1,328
Other deductions	(408)	(1,324)	(395)

Balance at end of year	$6,629	$6,632	$6,597

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

(In Thousands)

	December 31
	2020	2019

Other receivable (Note 11)	$1,482	$77
Prepaid expenses	724	767
Payment in advance	216	264
Interest receivable	101	131
VAT refunds receivable	1	10
Other	24	46

Total	$2,548	$1,295

In the fourth quarter of 2020, the Company purchased raw materials from foundry suppliers on behalf of Big Moment Hong Kong Limited (“BMT HK”), an affiliate of Dashun Technology Limited (“Dashun”) and collected the related amounts from BMT HK accordingly. $1,132,000 and $629,000 were recorded as other receivables and other payables, respectively, as of December 31, 2020. Please refer to Note 11 for the streamline activities with Dashun.

8.	LONG-TERM INVESTMENTS

(In Thousands)

	December 31
	2020	2019

Sigurd Cayman	$992	$992
EMC	-	3,180

Total	$992	$4,172

In July 2008, the Company invested in preferred shares of Sigurd Cayman for $5,700,000 to become a strategic partner of Sigurd Microelectronics Corporation (“Sigurd”). Upon completion of the transaction, the Company obtained a 19.54% ownership of Sigurd Cayman. Prior to 2018, the Company accounts for the investment under the cost method as the Company does not have significant influence over operating and financial policies of Sigurd Cayman and management of Sigurd holds the controlling interests. In April 2010, the Company participated in another round of preferred shares issued by Sigurd Cayman amounting to $1,500,000. In September 2015, Sigurd Cayman announced the liquidation of its wholly owned subsidiary, Sigurd Microelectronics (Wuxi) Co., Ltd. (“Sigurd Wuxi”), whose sales and operations account for the majority business of Sigurd Cayman. In view of Sigurd Cayman’s recurring financial losses and its decision to cease operations of Sigurd Wuxi, the Company determined that the decline in fair value of the investment in Sigurd Cayman was other-than-temporary and recognized an impairment charge of $4,835,000 in 2015. In December 2017, Sigurd Cayman completed a share buyback program. Accordingly, a portion of Company’s shares in Sigurd Cayman were returned in exchange for cash of $1,133,000. Under ASU 2016-01, the Company utilizes the measurement alternative to account for equity investments in privately held companies without readily determinable fair values, and the Company revalued and recorded an impairment adjustment of $240,000 on December 31, 2018. As of December 31, 2020, the Company held 8,557,577 shares, which represented an 18.88% ownership of Sigurd Cayman. No impairment losses were incurred related to investment in Sigurd Cayman in 2020.

In November 2005, the Company invested in PVEF, a fund management company in Singapore, with an investment amount of $585,000 (SG$1,000,000) for 20 units in the placement at SG$50,000 per unit. The Company further invested $357,000 (SG$500,000) in June 2010 to obtain 30 units. A portion of the shares were redeemed by PVEF in November 2012, and May 2015 at a cost of $445,000 and $330,000, respectively, and the carrying cost of the Company is reduced to $167,000 accordingly. In December 2015, in view of the fund’s liquidation and continuous lower net asset value than the cost, the Company determined that the decline in fair value of the investment in PVEF was other-than- temporary and recognized an impairment charge of $118,000. A portion of the shares were further redeemed by PVEF, gains of 20,000 and 12,000 were recognized for 2017 and 2016, respectively. Accordingly, the carrying cost of the investment was reduced to $36,000 as of December 31, 2017. The Company held a 5% interest in the fund as of December 31, 2018. No further impairment was recognized given the qualitative assessment made by the Company in 2018. In March 2019, the liquidator of PVEF declared a final distribution and the fund would be dissolved at the expiration of 3 months from the date of the final meeting held in April 2019. As a result, the Company recorded an impairment charge of $30,000 which is the difference between carrying cost and the liquidation value.

The Company invested $1,960,000 (NT$62,900,000) in EMC’s 3,468,000 ordinary shares in June 2010. EMC is a fabless power device design company in Taiwan, specialized in power semiconductor process development, and the design of high efficiency power device and system. In January 2018, EMC successfully listed on Taipei Exchange. The Company recognized gains on its quoted market price to record the changes in fair value. The gain of $10,156,000 and $818,000 and the loss of $79,000 on net fair value changes including a portion of disposal were recorded for the years ended December 31, 2018, 2019, and 2020, respectively. The Company has sold all the remaining shares in 2020 and held no shares of EMC as of December 31, 2020.

9.	PROPERTY AND EQUIPMENT, NET

(In Thousands)

	December 31
	2020	2019
Cost
Land	$2,510	$2,510
Buildings	6,066	6,066
Equipment	19,659	19,350
Furniture and fixtures	734	705
Leasehold improvements	2,335	2,541
Transportation equipment	784	655
Property leased to others	4,466	4,242
ROU assets	4,156	3,699
	40,710	39,768

Accumulated depreciation
Buildings	2,228	2,088
Equipment	16,724	17,387
Furniture and fixtures	668	633
Leasehold improvements	1,936	2,117
Transportation equipment	538	565
Property leased to others	621	530
ROU assets	1,244	957
	23,959	24,277

Equipment pending for inspection	515	60

Total	$17,266	$15,551

Depreciation expense recognized during the years ended December 31, 2020, 2019, and 2018, was approximately $1,322,000, $1,023,000, and $993,000, respectively.

In the third quarter of 2019, the Company sold two building units in Hsinchu, Taiwan and a net gain of $500,000 was recorded for the year ended December 31, 2019.

10.	LEASES

The Company’s leases have remaining lease terms of less than one year to eight years. The Company’s lease terms do not include options to extend or terminate leases because the Company was not reasonably certain that it would exercise those options. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The Company’s lease agreements do not contain any variable lease payments, material residual value guarantees or material restrictive covenants.

The table below presents the lease-related assets and liabilities recorded on the consolidated balance sheets as of December 31, 2020 and 2019, respectively:

(In Thousands)

		Years Ended December 31
	Classification on Consolidated Balance Sheet	2020	2019

Assets
Operating lease assets	Property and equipment, net	$2,912	$2,742
Liabilities
Current - operating	Current lease liabilities	$865	$827
Noncurrent - operating	Noncurrent lease liabilities	2,091	1,932

Total lease liabilities		$2,956	$2,759

Weighted-average remaining lease term - operating leases (years)		5.02	6.00
Weighted-average discount rate - operating leases (1)		2.84%	2.14%

(1)	Upon adoption of ASC 842, discount rates used for existing leases were established on January 1, 2019, which was the date of the Company’s initial adoption of ASC 842. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms.

Supplemental information related to the Company’s operating leases for the year ended December 31, 2020 and 2019 is as follows:

(In Thousands)

	Years Ended December 31
	2020	2019
Cash paid for operating leases	$1,614	$1,648

Operating lease costs were $1,632,000 and $1,766,000 during the years ended December 31, 2020 and 2019, respectively. Short-term lease costs during the years ended December 31, 2020 and 2019 were immaterial to the consolidated financial statements.

Maturities of lease liabilities were as follows:

(In Thousands)

Year	Operating Leases

2021	$917
2022	689
2023	508
2024	229
2025	144
Thereafter	476

Total minimum lease payments	2,963
Less: amount of lease payments representing interest	(7)
Present value of future minimum lease payments	2,956
Less: current obligation under leases	(865)
Long-term lease obligations	$2,091

11.	OTHER ASSETS

(In Thousands)

	December 31
	2020	2019

Deferred charges	$3,194	$1,240
Land use rights	649	668
Refundable deposits	474	427
Deferred income tax assets – noncurrent	52	91

Total	$4,369	$2,426

Deferred charges are advanced payments for consulting, maintenance, and engineering license contracts and are amortized over the terms of the contracts from 2 to 5 years. Amortization expense of the deferred charges for the years ended December 31, 2020, 2019, and 2018, was approximately $1,884,000, $738,000, and $629,000, respectively.

In order to focus on high entry barrier and high margin mixed-signal design market, the Company in May of 2020 entered into two-year agreements with Dashun to streamline the power group, which comprised of the Company’s internal circuits products for smart phone and notebook business in China. Dashun was engaged to support the company’s existing power group customers in China by providing continuous product sales and related engineering services supports. The Company has paid $3,000,000 as prepayment of services (recoded as deferred charges) and amortized it on a straight-line basis over two-year service lives. Meanwhile, the Company provides the support service of operation and testing to the products designated by Dashun. Amounts under the agreement are to be received in installments by the end of April 2022 in accordance with an agreed upon collection schedule, which is started from May 2020, and the amount were $400,000 and $275,000 each quarter for the first and second year, respectively, and should be paid no later than two months by the end of each quarter. The receivable resulted from this contract for the year ended December 31, 2020 was $267,000 (recorded as other receivable).

In June of 2020, the Company sold related research and development, testing and office equipment scoping into the streamlined project to Beijing Big Moment Technology Co., Ltd. (“BMT Beijing”), an affiliate of Dashun, with the amount about $140,000 collectively and a net gain of $5,000 was recorded for the year ended December 31, 2020. In August of 2020, we also sold certain China registered patents related to smart phone and power products to BMT Beijing with the amount about $150,000.

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use rights agreement which is 49.7 years. Amortization expense of the land use rights for the years ended December 31, 2020, 2019, and 2018, was approximately $19,000, $19,000, and $19,000, respectively.

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

(In Thousands)

	December 31
	2020	2019

Salaries, bonus and benefits	$2,628	$3,020
Engineering related expenses	1,070	688
Other payables (refer to Note 7)	629	-
Payable for acquisition of equipment	283	-
Legal and audit fees	186	231
Shipping expenses	152	116
Withholding tax payable	118	67
Warranty provision	114	87
Promotional expenses	83	47
Value-added tax payable	50	100
Other accrued expenses	621	483

Total	$5,934	$4,839

13.	INCOME TAX

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

Income (loss) before income taxes consisted of:

(In Thousands)

	Years Ended December 31
	2020	2019	2018

Cayman Islands	$4,169	$(6,355)	$277
Foreign	2,895	2,487	2,952

Total	$7,064	$(3,868)	$3,229

Income tax expense consisted of:

(In Thousands)

	Years Ended December 31
	2020	2019	2018

Current	$942	$1,304	$1,296
Deferred	(5)	(133)	(155)

Total	$937	$1,171	$1,141

The Company and its subsidiaries file separate income tax returns. The applicable statutory income tax rate in the Cayman Islands was zero for the Company for the years being reported. The reconciliation between the provision for income taxes at the statutory rate and the provision for income taxes at the effective tax rate is as follows:

(In Thousands)

	Years Ended December 31
	2020	2019	2018

Tax expense at statutory rate	$-	$-	$-
Increase (decrease) in tax resulting from:
Differences between Cayman and foreign tax rates	294	344	401
Withholding taxes on repatriation of subsidiary profits	286	351	521
Alternative Minimum Tax on EMC stock sales	184	345	105
Withholding taxes on interest income	83	83	83
Adjustments to prior years’ taxes	34	34	60
Changes in valuation allowances for deferred income tax assets	3	91	92
Changes in deferred income tax assets and liabilities	(8)	(224)	(247)
Other	61	147	126

Total	$937	$1,171	$1,141

The deferred income tax assets and liabilities as of December 31, 2020 and 2019 consisted of the following:

(In Thousands)

	December 31
	2020	2019
Deferred income tax assets
Research and development credits	$6,908	$6,850
Depreciation and amortization	102	150
Accrued vacation and other expenses	41	82
Net operating loss carryforwards	23	28
	7,074	7,110
Valuation allowance	(7,022)	(7,019)

Total net deferred income tax assets	$52	$91

Deferred income tax liabilities
Withholding taxes on repatriation of subsidiary profits	$545	$586
Unrealized foreign exchanges	-	3
	$545	$589

The valuation allowance shown in the table above relates to net operating losses, credit carryforwards and temporary differences for which the Company believes that realization is not more than likely. The valuation allowance increased by $3,000, $91,000, and $92,000 for the years ended December 31, 2020, 2019, and 2018, respectively. The changes in the valuation allowance in 2020, 2019, and 2018, were primary due to the fluctuations in R&D credits from O2Micro Inc. that could not be utilized.

As of December 31, 2020, O2Micro, Inc. had U.S. federal and state research and development credit carryforwards of approximately $5,445,000 and $7,358,000, respectively. The U.S. federal research and development credit will expire from 2022 through 2039 if not utilized, while the state research and development credit will never expire. Utilization of the research and development credits may be subject to significant annual limitation due to the ownership change limitations provided by the U.S. Internal Revenue Code of 1986 and similar provisions in the State of California’s tax regulations. The annual limitation may result in the expiration of federal research and development credits before utilization.

As of December 31, 2020, the Company’s subsidiary had U.S. net operating loss carryforwards for California tax purpose of $326,000, which will expire, if not utilized beginning in 2028.

In 2018, the Income Tax Act in Taiwan was amended and, starting from January 1, 2019, surcharge of profit-seeking enterprise income tax on undistributed earnings tax offset against dividend withholding for non-Taiwan resident was not available.

To better position itself for the future growth phase, the Company considered the repatriation of the earnings from subsidiaries in Taiwan and China beginning in the second quarter of 2015. As a result, deferred tax liabilities from withholding tax for the unremitted earnings in Taiwanese and Chinese subsidiaries have been recorded for $545,000 and $586,000 as of December 31, 2020 and 2019, respectively.

The Company files income tax returns in various foreign jurisdictions. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2015 because of the statute of limitations.

14.	RETIREMENT AND PENSION PLANS

The Company has a savings plan that qualifies under Section 401(k) of the US Internal Revenue Code. Participating employees may defer up to the US Internal Revenue Service statutory limit amounts of pretax salary. The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

The Company also participates in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or offices are located to comply with local statutes and practices. For the years ended December 31, 2020, 2019, and 2018, pension costs charged to income in relation to the contributions to these schemes were $252,000, $1,148,000, and $1,236,000, respectively. The Company adopted a defined benefit pension plan and established an employee pension fund committee for certain employees of O2Micro-Taiwan who are subject to the Taiwan Labor Standards Law (“Labor Law”) to comply with local requirements. This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment. The Labor Law requires the Company to contribute between 2% to 15% of employee salaries to a government specified plan, which the Company currently makes monthly contributions equal to 2% of employee salaries. Contributions are required to be deposited in the name of the employee pension fund committee with the Bank of Taiwan.

The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2020, and 2019, the asset allocation was primarily in equity securities, debt securities and cash. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the companies by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets.

The percentage of major category of plan assets as of December 31, 2020 and 2019 were as follows:

	December 31
	2020	2019

Cash	12%	17%
Debt securities	28%	29%
Equity securities	49%	45%

Changes in projected benefit obligation and plan assets for the years ended December 31, 2020, 2019 and 2018 were as follows:

(In Thousands)

	Years Ended December 31
	2020	2019	2018

Projected benefit obligation, beginning of the year	$979	$1,018	$1,026
Service cost	3	3	4
Interest cost	7	7	10
Actuarial loss (gain)	19	(34)	10
Settlement	(26)	(38)	-
Effect of changes in foreign exchange rate	52	23	(32)

Projected benefit obligation, end of the year	$1,034	$979	$1,018

Fair value of plan assets, beginning of the year	$765	$697	$671
Employer contributions	19	19	20
Actual return on plan assets	31	31	27
Effect of changes in foreign exchange rate	42	18	(21)

Fair value of plan assets, end of the year	$857	$765	$697

The component of net periodic benefit cost was as follows:

(In Thousands)

	Years Ended December 31
	2020	2019	2018

Service cost	$3	$3	$4
Interest cost	7	7	10
Expected return on plan assets	(13)	(12)	(10)
Amortization of net pension loss	2	6	6
Curtailment or settlement loss	3	5	-

Net periodic benefit cost	$2	$9	$10

The funded status of the plan was as follows:

(In Thousands)

	December 31
	2020	2019

Accumulated benefit obligation	$(889)	$(837)

Project benefit obligation	(1,034)	(979)
Plan assets at fair value	857	765

Funded status of the plan	$(177)	$(214)

The actuarial assumptions to determine the benefit obligations were as follows:

	December 31
	2020	2019

Discount rate	0.3%	0.7%
Rate of compensation increases	2.0%	2.0%

The actuarial assumptions to determine the net periodic benefit cost were as follows:

	Years Ended December 31
	2020	2019	2018

Discount rate	0.7%	0.8%	1.0%
Rate of compensation increases	2.0%	2.0%	2.0%
Expected long-term rate of return on plan assets	1.8%	1.8%	1.5%

The expected long-term rate of return shown for the plan assets was deliberated based on the ten-year average return on plan assets of Trust Department of Bank of Taiwan and the average two-year deposit interest rate of local banking institutions.

Estimated future benefit payments are as follows:

(In Thousands)

Year

2021	$44
2022	179
2023	33
2024	131
2025 and thereafter	318

15.	STOCK-BASED COMPENSATION

Employee Stock Purchase Plan

In May 2009, the Board adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”) The 2009 Purchase Plan permitted eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee’s regular base pay. The 2009 Purchase Plan was implemented through consecutive offer periods of 3 months’ duration commencing on the first day of February, May, August and November. Under the 2009 Purchase Plan, ordinary shares may be purchased at a price equal to the lesser of 90% of the fair market value of the Company’s ordinary shares on the date of grant of the option to purchase (which is the first day of the offer period) or 90% of the fair market value of the Company’s ordinary shares on the applicable exercise date (which is the last day of the offer period). Employees may have elected to discontinue their participation in the purchase plan at any time; however, all of the employee’s payroll deductions previously credited to the employee’s account will be applied to the exercise of the employee’s option on the next exercise date. Participation ends automatically on termination of employment with the Company. The 2009 Purchase Plan has a term of 10 years, if not terminated earlier. A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009. As approved by the Annual General Meeting of Shareholders (“AGM”) held in June 2012 and June 2016, additional 15,000,000 and 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan, respectively. From 2018 to 2020, 10,057,550 ordinary shares had been purchased under the 2009 Purchase Plan.

Stock Option Plans

The Board adopted the 2005 Share Option Plan (“2005 SOP”), which was effective on March 2, 2006. The adoption of the 2005 SOP also resulted in the Board terminating the 1997 Stock Plan and 1999 Stock Incentive Plan. The Company began issuing stock options solely under the 2005 SOP for up to 100,000,000 ordinary shares. As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 100,000,000 to 175,000,000 shares. As approved by the AGM held on June 22, 2012, additional 50,000,000 ordinary shares were reserved for issuance under the 2005 SOP. Under the terms of the 2005 SOP, stock options are generally granted at fair market value of the Company’s ordinary shares. The stock options have a contractual term of 8 years from the date of grant and vest over a requisite service period of 4 years. As of December 31, 2020, the number of stock options outstanding and exercisable was 74,404,550 and 74,404,550, respectively, under the 2005 SOP.

In 2015, the Board adopted the 2015 Stock Incentive Plan (“2015 SIP”), which was approved by the Shareholders in July 2015, and replaced the 2005 SOP after it expired on March 2, 2016. The 2015 SIP succeeded the 2005 SOP and the 2005 Share Incentive Plan (“2005 SIP”). The 2015 SIP provides for the granting to employees of incentive stock options, restricted shares, cash dividend equivalent rights, RSUs or stock appreciation rights or similar right (collectively referred to as “Awards”) to the employees, directors and consultants of the Company. The maximum aggregate number of new shares reserved for issuance pursuant to all Awards under the 2015 SIP is 100,000,000 ordinary shares, plus the remaining balance rolled into the 2015 SIP from the 2005 SOP and 2005 SIP, respectively. The maximum number of and kind of Awards granted under the 2015 SIP shall not each exceed 125,000,000 ordinary shares. The Awards granted are generally vested over a requisite service period of 4 years. As of December 31, 2020, the number of stock options outstanding and exercisable was 97,689,100 and 56,096,650, respectively, under the 2015 SIP.

A summary of the Company’s stock option activity under the plans as of December 31, 2020, and changes during the year then ended is presented as follows:

		Weighted	Weighted
		Average	Average	Aggregate
	Number of	Exercise	Remaining	Intrinsic
	Options Shares	Price	Contract Life	Value

Outstanding Options, January 1, 2020	167,717,500	$0.0558
Granted	37,715,000	$0.0980
Exercised	(10,907,100)	$0.0436
Forfeited or expired	(22,431,750)	$0.0918

Outstanding Options, December 31, 2020	172,093,650	$0.0611	3.78	$21,072,962

Vested and Expected to Vest Options on December 31, 2020	159,575,389	$0.0583	3.48	$19,998,043

Exercisable Options on December 31, 2020	130,501,200	$0.0518	2.62	$17,201,270

The total intrinsic value of options exercised during the years ended December 31, 2020, 2019, and 2018 was $774,100, $800, and $1,800, respectively.

The following table summarizes information about outstanding and vested stock options:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average	Number	Average
	Number	Contractual	Exercise	Exercisable	Exercise
Range of Exercise Prices	Outstanding	Life	Price	and Vested	Price

$0.0265 - $0.0314	47,139,400	3.87	$0.0307	41,635,550	$0.0307
$0.0318 - $0.0472	31,971,300	5.02	$0.0371	21,626,250	$0.0389
$0.0506 - $0.0690	31,535,400	1.18	$0.0575	31,266,900	$0.0574
$0.0750 - $0.0800	35,437,550	1.83	$0.0783	35,437,550	$0.0783
$0.1270 - $0.1270	26,010,000	7.92	$0.1270	534,950	$0.1270

Balance, December 31, 2020	172,093,650	3.78	$0.0611	130,501,200	$0.0518

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model that use the assumptions in the following table. Risk-free interest rate is based on the US Treasury yield curve in effect at the time of grant. The Company uses the simplified method to estimate the expected life because the options are considered as plain vanilla share-based payment awards. Expected volatilities are based on historical volatility of stock prices for a period equal to the options’ expected term. The dividend yield is zero as the Company has never declared or paid dividends on the ordinary shares or other securities and does not anticipate paying dividends in the foreseeable future.

	Stock Options									Employee Stock Purchase Plan
	Years Ended December 31									Years Ended December 31
	2020			2019			2018			2020			2019			2018

Risk-free interest rate	0.21%	-	1.32%	1.39%	-	2.43%	2.51%	-	2.85%	0.09%	-	1.57%	1.52%	-	2.43%	1.48%	-	2.32%
Expected life (in years)		5			5			5		0.25	-	0.26	0.25	-	0.26	0.25	-	0.26
Volatility	42%	-	52%		42%		39%	-	42%	37%	-	104%	44%	-	58%	29%	-	59%
Dividend		-			-			-			-			-			-

The weighted-average grant-date fair value of options granted during the years ended December 31, 2020, 2019, and 2018 was $0.0980, $0.0128, and $0.0114, respectively. The weighted-average fair value of options granted under the 2009 Purchase Plan during the years ended December 31, 2020, 2019, and 2018 was $0.0148, $0.0060, and $0.0062, respectively.

Share Incentive Plan

The Board adopted the 2005 SIP, which was effective on March 2, 2006. The 2005 SIP provides for the grant of restricted shares, RSU, share appreciation rights and dividend equivalent rights up to 75,000,000 ordinary shares. As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 75,000,000 to 125,000,000 shares. As approved by the AGM held on June 22, 2012, an additional 62,500,000 ordinary shares were reserved for issuance under the 2005 SIP. These awards under 2005 SIP may be granted to employees, directors and consultants of the Company. The granted RSUs are generally vested over a requisite service period of 4 years. In 2015, the Board adopted the 2015 SIP, which was approved by the Shareholders in July 2015, and replaced the 2005 SIP after it expired on March 2, 2016. Please refer to above discussions for 2015 SIP.

A summary of the status of the Company’s RSUs as of December 31, 2020, and changes during the year ended December 31, 2020, is presented as follows:

		Weighted
	Number of	Average
	Outstanding	Grant-Date
	RSUs	Fair Value

Nonvested on January 1, 2020	89,445,350	$0.0338
Granted	47,194,250	$0.0288
Vested	(38,713,500)	$0.0335
Forfeited and expired	(5,584,300)	$0.0335

Nonvested on December 31, 2020	92,341,800	$0.0314

As of December 31, 2020, there was $2,706,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans including stock options and RSUs. The cost is expected to be recognized over a weighted-average period of 2.90 years. The total fair value of RSUs vested during the years ended December 31, 2020, 2019, and 2018 was $1,298,000, $1,065,000, and $1,196,000, respectively.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2020, 2019, and 2018, was $553,000, $116,000, and $96,000, respectively.

Ordinary Shares Reserved

As of December 31, 2020, ordinary shares reserved for future issuance were as follows:

Outstanding stock options	172,093,650
Outstanding RSUs	92,341,800
Shares reserved for future Awards grants	43,375,200
Shares reserved for Employee Stock Purchase Plan	13,511,400

Total	321,322,050

Shares issued for the exercise of stock options, Employee Stock Purchase Plan and shares vested under restricted stock units are mainly from the treasury shares.

16.	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net (loss) income by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using the treasury stock method for options.

A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share calculations was as follows:

	Years Ended December 31
	2020	2019	2018

Net income (loss) (in thousands)	$6,127	$(5,039)	$2,088

Weighted average shares outstanding (in thousands) – basic	1,348,899	1,316,032	1,300,795

Effect of dilutive securities:
Options and RSUs (in thousands)	87,309	-	30,027

Weighted average shares outstanding (in thousands) – diluted	1,436,208	1,316,032	1,330,822

Earnings (loss) per share
Basic	$-	$-	$-
Diluted	$-	$-	$-

Certain outstanding options and RSUs were excluded from the computation of diluted EPS since their effect would have been anti-dilutive. The anti-dilutive stock options excluded and their associated exercise prices per share were 91,498,000 shares at $0.0266 to $0.1270 as of December 31, 2020, 167,717,500 shares at $0.0266 to $0.1636 as of December 31, 2019, and 160,388,575 shares at $0.0270 to $0.1636 as of December 31, 2018. The anti-dilutive RSUs excluded were 4,830,000 shares, 89,445,350 shares, and 6,214,513 shares as of December 31, 2020, 2019, and 2018, respectively.

17.	COMMITMENTS

Purchase obligations and commitments include payments due under various types of license, maintenance and support agreements with contractual terms from one to three years. As of December 31, 2020, those purchase commitments were as follows:

(In Thousands)

Year
2021	$478
2022	368
2023	148

Total	$994

18.	CONTINGENCIES

Legal Proceeding

The Company was involved in the litigation matter relating to its civil contract, as detailed below.

Taiwan Fertilizer Co., Ltd. (“TFC”) v. O2Micro Electronics, Inc. (“O2Micro-Taiwan”)

TFC filed a civil lawsuit for breach of Residential Lease Contract in Taipei District Court against O2Micro-Taiwan, requesting O2Micro-Taiwan to pay compensatory damages. As of December 31, 2019, the accrued liability for estimated loss contingencies that we believe were probable and for which a reasonable estimate could be made was $93,000, recorded in accrued expenses and other current liabilities. The verdict affirmed on September 10, 2020. The Court supported the Company’s defense; thus the Company did not have to pay to TFC. The Company then reversed the accrued expenses and other current liabilities accordingly in September 2020.

The Company, as a normal course of business, is a party to litigation matters, legal proceedings, and claims. These actions may be in various jurisdictions and may involve patent protection and/or infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations. No provision for any litigation has been provided as of December 31, 2020.

19.	FINANCIAL INSTRUMENTS

Information on the Company’s financial instruments was as follows:

(In Thousands)

	December 31
	2020		2019
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets
Cash and cash equivalents	$18,752	$18,752	$10,696	$10,696
Restricted cash	37	37	35	35
Short-term investments	29,054	29,054	35,693	35,693
Long-term investments	992	992	4,172	4,172

The carrying amounts of cash and cash equivalents, restricted cash and short-term investments reported in the consolidated balance sheets approximate their estimated fair values.

Long-term investments in equity securities are reported at fair value for the year ended December 31, 2020 and 2019. The Company utilizes the measurement alternative for equity investments in privately held companies without readily determinable fair values and revalues these investments at cost less impairment, plus or minus observable price changes (in orderly transactions) of an identical or similar investment of the same issuer.

20.	SEGMENT INFORMATION

The Company does not identify or allocate assets by operating segment, nor does the chief operating decision maker (“CODM”) evaluate operating segments using discrete as set information. The Company does not have inter-segment revenue, and, accordingly, there is none to be reported. The Company does not allocate gains and losses from interest and other income, or income taxes to operating segments. The accounting policies for segment reporting are the same as for the Company as a whole.

Revenues by geographic region are based on the location to which our products or services are delivered and were as follows:

(In Thousands)

	Years Ended December 31
	2020	2019	2018

China	$70,306	$52,233	$55,303
Taiwan	2,579	2,016	1,987
Malaysia	1,895	1,287	1,396
Singapore	1,216	648	959
Japan	1,189	1,354	1,485
Korea	719	950	1,201
U.S.A.	22	2,077	68
Other	409	363	315

Total	$78,335	$60,928	$62,714

Revenues by product category were as follows:

(In Thousands)

	Years Ended December 31
	2020	2019	2018

Integrated Circuits
Mixed-signal	$43,113	$34,944	$39,603
Analog	35,152	23,901	23,063
Digital	-	3	48
Licensing revenue	70	2,080	-

Total	$78,335	$60,928	$62,714

For the years ended December 31, 2020, 2019 and 2018, two customers accounted for 10% or more of revenues. The percentage of revenues to these customers was as follows:

	Years Ended December 31
	2020	2019	2018

Customer A	14%	14%	13%
Customer B	11%	12%	11%

Long-lived assets consisted of property and equipment and were as follows based on the physical location of the assets at the end of each year:

(In Thousands)

	December 31
	2020	2019	2018

Taiwan	$8,859	$7,621	$6,037
U.S.A.	4,138	4,015	4,029
China	4,171	3,661	3,620
Other	98	254	28

Total	$17,266	$15,551	$13,714

O$_2$Micro®

Breathing Life into Mobility

Advanced Solutions for Industry Leaders!

Beijing
Seoul
Tokyo
Wuhan
Chengdu
Shanghai
Shenzhen
Taipei
Hsinchu
Hong Kong
Santa Clara
Cayman Islands

Marketing Support Centers:

•Santa Clara •Seoul

•Shanghai •Taipei •Tokyo

Operations and Design Centers:

•Beijing •Chengdu •Europe •Hong Kong

•Hsinchu •Santa Clara •Shanghai •Taipei •Wuhan

Area Lighting Technology™, Free dimming™, Express Charge™, and combinations thereof are trademarks of O$_2$Micro. The O$_2$Micro Logo and text, Breathing Life into Mobility®, PO$_2$WER®, S.A.F.E. Technology®, SmartCardBus®, SmartCardSensing®, PO$_2$WER-ON-DEMAND®, ExpressSwitch®, Cool Charge®, Topology-on-Demand®, ALT®, Constant-Ripple-Current®, Breathing Life into Security®, Security Logo Bug, Cool Battery Technology®, Battery Balancing on Demand®, BLEEDING ON DEMAND®, CO$_2$OL Battery Technology®, O2 Lock Device, Livingstone Energy®, Smart SOC®, and combinations thereof are registered trademarks of O$_2$Micro. The absence of the trademark symbol in any of the product names or logos belonging to O$_2$Micro appearing anywhere in the text of this document does not constitute a waiver of O$_2$Micro's trademark or other intellectual property rights concerning that name or logo. All other product and brand names are trademarks and/or registered trademarks of their respective owners.

This Annual Report to Shareholders contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our future results of operations and business prospects. These forward-looking statements are based upon our current assumptions and beliefs in light of the information currently available to us. Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. The statements in this Annual Report are subject to risks and uncertainties, including, among others, certain economic, political and technological factors. Actual results could differ materially from those stated or implied in this Annual Report to shareholders, due to, but not limited to, such factors as reduced demand for products of electronic equipment by manufacturers which include O$_2$Micro's products; adverse economic conditions generally or specifically affecting O$_2$Micro's markets; technical difficulties and delays in the product development process; and product and manufacturing errors in O$_2$Micro's products and its customers' products. You are also referred to our Form F-1 filed in connection with O$_2$Micro's initial public offering in August 2000, our Form F-3 filed in connection with our public offering in November 2001, and our annual Form 20-F's, all of which are on file with the SEC and identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. We assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.